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                             July 3, 2023

       R. Steven Hamner
       Chief Financial Officer
       Medical Properties Trust, Inc.
       MPT Operating Partnership, L.P.
       1000 Urban Center Drive, Suite 501
       Birmingham, AL 35242

                                                        Re: Medical Properties
Trust, Inc.
                                                            MPT Operating
Partnership, L.P.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-32559
                                                            Form 8-K Filed
February 23, 2023
                                                            File No. 001-32559

       Dear R. Steven Hamner:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Significant Tenants
       Total Assets by Operator, page 13

   1. We note that your table presents total assets by operator on an actual basis along with corresponding
percentages by operator. Immediately below this table, you present percentages for certain
operators on an adjusted basis. We note that you have reconciled from total assets to
total adjusted gross assets on page 52. Please address the following:
                                                            Please tell us and
revise your filing to clarify the nature of the assets that are associated with an
operator (i.e. real estate assets, mortgage loans, investments in unconsolidated
operating entities, etc.)
 R. Steven Hamner
FirstName   LastNameR.
Medical Properties  Trust,Steven
                           Inc. Hamner
Comapany
July 3, 2023NameMedical Properties Trust, Inc.
July 3,2 2023 Page 2
Page
FirstName LastName
                For the adjusted operator percentages, please tell us and revise your filing to provide additional qualitative and quantitative disclosures that provide an understanding of each of the adjustments on an operator by operator basis.
                For each adjustment that relates to a transaction that had not closed by the date of the filing, please tell us your basis for presenting the percentage as if such transaction had closed.
Non-GAAP measures
Total Adjusted Gross Assets, page 52

2. We note that the reconciliation for Total Adjusted Gross Assets is quite complex. Please address the following:
             Footnote (3) appears to combine elements of the committed transactions but that these elements do not appear to be clearly quantified within referenced Notes 8 and
             13 to the financial statements. Please enhance your disclosure by breaking out the captions "Gross book value of assets in transactions as described in Notes 8 and 13"
             into multiple captions (i.e. one for each transaction).
             Footnote (4) appears to combine multiple transactions. Please enhance your disclosure by breaking out the caption "Expected cash proceeds generated by the transactions as described in Notes 3, 8 and 13" into multiple captions (i.e. one for each transaction).
             For each adjustment that relates to a transaction that had not closed by the date of the filing, please tell us your basis for presenting gross assets as if such transaction had closed.
             This comment also applies to your presentation of total adjusted gross assets in your earnings release included in your Form 8-K.
Notes To Consolidated Financial Statements
3. Real Estate and Other Activities
Investment in Unconsolidated Operating Entities, page 84

3. We note per the table on page 84 that Steward loan investments are $362.8 million and
         $360.2 million as of December 31, 2022 and 2021, respectively. We also note that you disclosed on page 85 that during the second quarter of 2022 you loaned $150 million to
         Steward pursuant to a 5-year secured loan. Further, within your disclosure regarding
         Steward on page 14, you disclose that you hold a promissory note totaling approximately
         $220 million and you made a $335 million loan to affiliates of Steward in 2021. Please address the following:
             Please help us understand the reason that the Steward loan investments only increased by approximately $3 million as of December 31, 2022 versus the comparable year in light of the $150 million funding in 2022.
             In your response, help us to understand what is in the loan investment balance of
              $362.8 million on page 84.
             Please clarify for us where you reflect the $220 million promissory note, the $150
 R. Steven Hamner
Medical Properties Trust, Inc.
July 3, 2023
Page 3
           million amount lent during 2022, and the $335 million loan to affiliates of Steward made in 2021 on your balance sheet.
             Please clarify if any loans to Steward or their affiliates are mortgage loans. To the extent such loans are mortgage loans, please clarify where this information is presented in your schedule IV.
Form 8-K filed February 23, 2023

Exhibits

4. We note your presentation of adjusted funds from operations ("AFFO") in your exhibit
       99.1. We note that your reconcilation to arrive at AFFO includes the adjustment caption
       "straight-line rent revenue and other" which totals $297.6 million and $297.1 million for the years ended December 31, 2022 and 2021, respectively. It appears that this caption may have significant balances derived from items other than straight-line rent revenue, as the straight-line rent revenue amounts from your income statements were $204.2 million and $241.4 million, respectively, for those same periods. Please tell us the nature of any large adjustments within this line item that are derived from items other than straight-line rent revenue. Further, please confirm that you will provide a separate line caption(s) to breakout such large items in future presentations of AFFO.
5. We note your presentation of adjusted net debt in your exhibit 99.2. Please address the following:
           Footnote (B) appears to combine multiple transactions. Please enhance your disclosure by breaking out the caption "Adjustments after December 31, 2022" into multiple captions (i.e. one for each transaction).
           For each adjustment that relates to a transaction that had not closed by the date of the filing, please tell us your basis for presenting net debt as if such transaction had closed.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron at 202-551-3439 or Jennifer Monick at
202-551-
3295 with any questions.



                                                             Sincerely,
FirstName LastNameR. Steven Hamner
                                                             Division of
Corporation Finance
Comapany NameMedical Properties Trust, Inc.
                                                             Office of Real
Estate & Construction
July 3, 2023 Page 3
cc:       Kevin Hanna
FirstName LastName